Boston Common Asset Management, LLC
Revised
Appendix A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
OPERATING EXPENSES LIMITATION AGREEMENT

Series of Professionally Managed Portfolios	Operating Expense Limit

Boston Common ESG Impact International Fund	0.86% of average daily net assets

Boston Common ESG Impact U.S. Equity Fund	1.00% of average daily net assets

Boston Common ESG Impact Emerging Markets Fund	1.00% of average daily net assets

Boston Common ESG Impact U.S. Value Fund	0.90% of average daily net assets

Approved by the Board of Trustees: November 15, 2022

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on above	BOSTON COMMON ASSET MANAGEMENT, LLC

By: __________________________________	By: __________________________________
Name: Jason F. Hadler	Name:
Title: President	Title:

Appendix A revised on […], 2023 to add the new Boston Common ESG Impact U.S. Value Fund.